UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 14, 2022

(Date of earliest event reported)

Atlis Motor Vehicles, Inc

(Exact name of registrant as specified in its charter)

Delaware	381-4380534
(State of Incorporation)	(I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116

Mesa, AZ 85205

(Full mailing address of principal executive offices)

(602) 309-5425

(Issuer’s Telephone number, including area code)

Class A common stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	OTHER EVENTS

On April 14, 2022, Atlis Motor Vehicles, Inc filed a Delaware Corporate Code Section 204 ratification to ratify some technical defects in its corporate filings. The Board adopted Ratification Resolutions to rectify the corporate irregularities and have requested the State of Delaware to issue Certificates of Validation. As required a Section 204 Notice will be sent to all shareholders to inform them in detail of the actions taken by the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlis Motor Vehicles, Inc
By: /s/ Mark Hanchett
Name: Mark Hanchett
Title: Chief Executive Officer
Date: April 14, 2022